Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Audit Committee and Benefits Administration Committee
The Bank of New York Mellon Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-198152, No. 333-144216, and 333-171258) on Form S-8 of The Bank of New York Mellon Corporation of our report dated June 27, 2017, with respect to the statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of The Bank of New York Mellon Corporation 401(k) Savings Plan.

/s/ KPMG LLP

Pittsburgh, PA
June 27, 2017